Exhibit 4.6

DESCRIPTION OF COMMON SHARES

Herbalife Nutrition has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, its common shares.

Herbalife Nutrition Ltd. is a Cayman Islands exempted company and its affairs are governed by its memorandum and articles of association, the Companies Law of the Cayman Islands as currently in effect, which we refer to as the Companies Law, and the common law of the Cayman Islands. The following are summaries of material provisions of the memorandum and articles of association and the Companies Law insofar as they relate to the material terms of the common shares. Our authorized share capital consists of 2,000,000,000 common shares with a par value of $0.0005 per share and 7,500,000 preference shares with a par value of $0.002 per share. The principal stock exchange on which our common shares is listed is the New York Stock Exchange where they trade under the symbol “HLF.”

This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated memorandum and articles of association currently in effect, which we refer to as our memorandum and articles of association, a copy of which is incorporated by reference as Exhibit 3.1 to our Annual Report on Form 10-K. References to “we,” “our,” “us,” “Company,” “Herbalife,” and “Herbalife Nutrition” refer to Herbalife Nutrition Ltd., a Cayman Islands exempted company incorporated with limited liability, and its subsidiaries.

Common Shares

General. All the issued and outstanding common shares are fully paid and nonassessable. Certificates representing the common shares are issued in registered form. The common shares are issued when registered in the register of shareholders of Herbalife. The common shares are not entitled to any sinking fund or pre-emptive or redemption rights. Our shareholders may freely hold and vote their shares.

Voting Rights. Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote, including the election of directors. There is no provision for cumulative voting with regard to the election of directors. Voting at any meeting of shareholders is by a poll. Our articles of association do not provide for actions by written consent of shareholders.

The required quorum for a meeting of our shareholders consists of a number of shareholders present in person or by proxy and entitled to vote that represents the holders of not less than a majority of our issued voting share capital. We hold annual general meetings of shareholders at such times and places as the board of directors may determine. In addition, the board of directors may convene a general meeting of shareholders at any time upon five days’ notice. Further, general meetings (other than the annual general meeting) may also be convened upon written requisition of shareholders holding in aggregate 30% or more of issued voting share capital, which requisition must state the object for the general meeting.

Subject to the quorum requirements referred to in the paragraph above, except in respect of matters relating to the election of directors and as otherwise provided in our articles of association or required by law, any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting, while a special resolution requires the affirmative vote of 66 2/3% of the votes cast attaching to the common shares. A special resolution is required for matters such as a change of name, amending our memorandum and articles of association and placing us into voluntary liquidation.

Dividends. The holders of our common shares are entitled to receive such dividends as may be declared by our board of directors. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States, subject to a statutory solvency test.

Liquidation. If we are to be liquidated, the liquidator may, with the approval of the shareholders, divide among the shareholders in cash or in kind the whole or any part of our assets, may determine how such division shall be carried out as between the shareholders or different classes of shareholders, and may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders as the liquidator, with the approval of the shareholders, sees fit, provided that a shareholder shall not be compelled to accept any shares or other assets which would subject the shareholder to liability.

Miscellaneous. Share certificates registered in the names of two or more persons are deliverable to any one of them named in the share register, and if two or more such persons tender a vote, the vote of the person whose name first appears in the share register will be accepted to the exclusion of any other.

Anti-Takeover Provisions

General. Our articles of association have provisions that could have an anti-takeover effect. These provisions are intended to enhance the ability of the board of directors to deal with unsolicited takeover attempts by increasing the likelihood of continuity and stability in the composition of the board of directors. These provisions could have the effect of discouraging transactions that may involve an actual or threatened change of control of Herbalife Nutrition.

Number of Directors. The articles of association provide that the board of directors will consist of not less than one director or more than fifteen directors, the exact number to be set from time to time by a majority of the whole board of directors. Accordingly, the board of directors, and not the shareholders, has the authority to determine the number of directors and could delay any shareholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new vacancies with its own nominees until a general meeting at which directors are to be appointed.

Advance Notice Provisions. The articles of association establish an advance notice procedure that must be followed by shareholders if they wish to nominate candidates for election as directors at an annual or extraordinary general meeting of shareholders or to submit a proposal for consideration at a general or extraordinary meeting of shareholders. The articles of association provide generally that, if you desire to nominate a candidate for election as a director at an annual general meeting or to submit a proposal for consideration at a general meeting of shareholders (including an annual general meeting), you must give us notice not earlier than the 120th day prior to such general meeting and not later than the 90th day prior to such general meeting or the 10th day following the day on which public announcement is first made of the date of the general meeting, whichever is later.

Action Only by General Meeting and not by Written Consent. Subject to the terms of any other class of shares in issue, any action required or permitted to be taken by the holders of common shares must be taken at a duly called annual or extraordinary general meeting of shareholders and not by written consent of the holders of the common shares. General meetings may be called by the board or, with respect to an extraordinary general meeting, upon written requisition of shareholders holding in aggregate, 30% or more of issued voting capital, which requisition must state the objects for the general meeting.

Undesignated Preference Shares. Pursuant to our articles of association, our board of directors has the authority, without further action by the shareholders, to issue up to 7.5 million preference shares in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common shares. Our board of directors, without shareholder approval, may issue preference shares with voting, conversion or other rights that could adversely affect the voting power and other rights of holders of our common shares. Subject to the directors’ duty of acting in the best interest of Herbalife Nutrition, preference shares can be issued quickly with terms calculated to delay or prevent a change in control of us or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of the common shares, and may adversely affect the voting and other rights of the holders of common shares. No preference shares have been issued.

Restrictions on Business Combinations. As a Cayman Islands company, Herbalife Nutrition is not subject to Section 203 of the Delaware General Corporation Law, which restricts business combinations with interested shareholders. However, Articles 113-115 of our articles of association contain provisions that largely mirror the intention of Section 203 and generally prohibit “business combinations” between Herbalife Nutrition and an “interested shareholder.” Specifically, “business combinations” between an “interested shareholder” and Herbalife Nutrition are prohibited for a period of three years after the time the interested shareholder acquired its shares, unless:

•

the business combination or the transaction resulting in the person becoming an interested shareholder is approved by the board of directors prior to the date the interested shareholder acquired Herbalife Nutrition’s shares;

•	the interested shareholder acquired at least 85% of Herbalife Nutrition’s shares in the transaction in which it became an interested shareholder; or
•

the business combination is approved by a majority of the board of directors and by the affirmative vote of disinterested shareholders holding at least two-thirds of the shares generally entitled to vote.

For purposes of this provision, “business combinations” is defined broadly to include mergers, consolidations of majority owned subsidiaries, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of Herbalife Nutrition, and most transactions that would increase the interested shareholder’s proportionate share ownership in Herbalife Nutrition.

“Interested shareholder” is defined as a person who, together with any affiliates and/or associates of that person, beneficially owns, directly or indirectly, 15% or more of the issued voting shares of Herbalife Nutrition.

Requirements for Amendments to our Memorandum and Articles of Association. A special resolution, which requires the affirmative vote of 66 2/3% of the votes cast attaching to the common shares, is required to amend our memorandum and articles of association. The Board of Directors does not have the authority to repeal, alter or amend our memorandum and articles of association without shareholder approval.